Artemis Strategic Investment Corporation

3310 East Corona Avenue

Phoenix, Arizona 85040

September 27, 2021

VIA EDGAR

Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artemis Strategic Investment Corporation
Registration Statement on Form S-1
Filed February 12, 2021, as amended
File No. 333-253092

Dear Ms. Purnell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Artemis Strategic Investment Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 29, 2021, or as soon thereafter as practicable.

Please call Gary Kashar of White & Case LLP at (212) 819-8223 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Artemis Strategic Investment Corporation

By:	/s/ Thomas J. Granite
Name: Thomas J. Granite
Title: Chief Financial Officer, Treasurer and Secretary

cc:	Gary Kashar, White & Case LLP
Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]